Exhibit (a)(1)(k)

iBasis, Inc.

Memorandum

To:	All Participants in the Company’s Amended and Restated 1997 Stock Incentive Plan, as amended (the “Plan”) subject to U.S. Taxation
From:	Ofer Gneezy
Date:	July 13, 2007
Re:	Stock Option Plan Exercises

I am pleased to report that iBasis, Inc. has completed the restatement of its financial statements with the Securities and Exchange Commission (SEC). On June 12, 2007, we filed our annual report for 2006 and a quarterly report for the quarter ended September 30, 2006. On June 28, 2007, we filed our quarterly report for the quarter ended March 31, 2007. These reports reflect the restatement of our historical financial statements as a result of the recently completed stock option review. Now that we have filed these reports with the SEC, we are once again current with our financial reporting requirements.

In connection with the Company’s stock option review, we determined that certain stock options granted pursuant to the Plan had an exercise price less than the fair market value of the underlying stock on the legal date of grant. Unfortunately, recently enacted tax legislation under Section 409A of the Internal Revenue Code will likely subject many of these stock options to unfavorable tax consequences including tax commencing in the year of vesting (as opposed to upon exercise), and an additional 20% tax on the gain and interest charges unless the Company takes corrective action.

The portions of all outstanding options that were granted to certain of our employees on the dates below that were unvested as of December 31, 2004 and all outstanding options that were granted to certain of our employees on the dates below after December 31, 2004 will be subject to the adverse tax consequences under Section 409A (the “Affected Options”).

April 4, 2001	August 22, 2003
September 27, 2001	November 13, 2003
November 15, 2001	May 18, 2004
September 30, 2002	August 5, 2004
January 3, 2003	October 4, 2004
June 24, 2003	February 1, 2005
July 31, 2003	May 12, 2005
August 11, 2003	August 31, 2005

We do not intend for our employees to bear the burden of these adverse tax consequences. Accordingly, we will conduct a tender offer for the Affected Options. This tender offer will commence today. If you hold any Affected Options you will be receiving an additional email from me today discussing the tender offer and specifically identifying your Affected Options. The email and accompanying documents will provide you with all of the information necessary for you to make an informed decision as to whether to participate in the tender offer. You should not exercise any Affected Options until you have reviewed the tender offer materials, which discuss the corrective actions that the Company plans to take to address these adverse tax consequences.

Please note while Section 409A impacts many of the options granted on the dates set forth above, it does not impact all options granted by iBasis. Options other than the Affected Options can be exercised freely in accordance with the terms of such options (subject to the Company’s Insider Trading Policy). Therefore, now that we are once again able to issue shares upon exercise of options granted under the Plan we will allow employees to exercise stock options. However, because we continue to be in a blackout period under the Company’s Insider Trading Policy and to prevent inadvertent exercises of Affected Options, we will not remove the current restrictions on E*Trade and allow option holders to sell shares until the blackout period ends, which we anticipate we be in early August, three business days after our second quarter earnings are released. If you would like to exercise and hold options before we remove the restrictions on E*Trade please contact Jennifer Garcia in the Human Resources by email at amendprogram@ibasis.net.

You should also be aware that under United States tax law, stock options issued with an exercise price that is less than fair market value of the underlying common stock on the date of issuance do not qualify as incentive stock options (ISOs). Accordingly, all options granted on the above dates, regardless of whether or not they are Affected Options and regardless of whether or not you participate in the tender offer, will be reported by us as nonqualified stock options for United States tax law purposes. The tax treatment for a nonqualified stock option is different than that of an ISO, in that gains on nonqualified stock options are treated as compensation income at the time of exercise and are subject to tax withholding by the Company. A holder of nonqualified stock options will generally realize taxable compensation income when he or she exercises the option, in an amount equal to the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise. We recommend that you discuss the personal tax consequences of exercising your options, including the effects of Section 409A, with your financial, legal and/or tax advisors.

We appreciate your commitment to iBasis and your continued focus on satisfying our customers and advancing our business forward.